EXHIBIT 12.1 - Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends - CorEnergy Infrastructure Trust, Inc.

	For the Nine Months Ended September 30,	For the Years Ended December 31,
	2018	2017	2016	2015	2014
Earnings:
Pre-tax income from continuing operations before adjustment for income or loss from equity investees	$23,141,528	$34,470,016	$28,561,682	$11,782,422	$6,973,693
Fixed charges(1)	9,590,427	12,378,514	14,417,839	9,781,184	3,675,122
Amortization of capitalized interest	—	—	—	—	—
Distributed income of equity investees	65,292	680,091	1,140,824	1,270,754	1,836,783
Pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges	—	—	—	—	—
Subtract:
Interest capitalized	—	—	—	—	—
Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—
Noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges	—	—	—	—	—
Earnings	$32,797,247	$47,528,621	$44,120,345	$22,834,360	$12,485,598

Combined Fixed Charges and Preference Dividends:
Fixed charges(1)	$9,590,427	$12,378,514	$14,417,839	$9,781,184	$3,675,122
Preferred security dividend(2)	7,190,625	7,953,988	4,148,437	3,848,828	—
Combined fixed charges and preference dividends	$16,781,052	$20,332,502	$18,566,276	$13,630,012	$3,675,122

Ratio of earnings to fixed charges	3.42	3.84	3.06	2.33	3.40
Ratio of earnings to combined fixed charges and preference dividends	1.95	2.34	2.38	1.68	3.40

(1)	Fixed charges consist of interest expense, as defined under U.S. generally accepted accounting principles, on all indebtedness.
(2)    In the current year column, this line represents the amount of preferred stock dividends accumulated as of September 30, 2018.